Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2013	2012	2011	2010	2009
Income (loss) from continuing operations before income taxes	$897	$849	$356	$551	$(418)
Loss related to equity method investees	5	13	13	18	66
	902	862	369	569	(352)
Add/(deduct):
Fixed charges	212	236	274	294	250
Interest capitalized	(32)	(28)	(19)	(18)	(32)
Distributed income of equity method investees	8	7	5	5	9
Pretax losses attributable to noncontrolling interests	—	—	—	—	11
Earnings (losses) attributable to Marriott available for fixed charges	$1,090	$1,077	$629	$850	$(114)
Fixed charges:
Interest expensed and capitalized (1)	$152	$165	$183	$198	$150
Estimate of interest within rent expense	60	71	91	96	100
Total fixed charges	$212	$236	$274	$294	$250
Ratio of earnings (losses) attributable to fixed charges *	5.1	4.6	2.3	2.9	*

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
* In 2009, earnings were inadequate to cover fixed charges by approximately $364 million.

Exhibit 12